[Embraer logo]
[News Release letterhead]
--------------------------------------------------------------------------------

EMBRAER REPORTS FOURTH QUARTER 2005 DELIVERIES AND TOTAL COMPANY BACKLOG

Sao Jose dos Campos, January 13, 2006 - Embraer (Bovespa: EMBR3 and EMBR4; NYSE:
ERJ) today announced its fourth-quarter 2005 deliveries and Company backlog for the Airline, Business and Defense markets.

Deliveries by segment were as follows:

--------------------------------------------------------------------------------
                                             4th Quarter
   Deliveries by Segment                         2005                2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Airline Market
--------------------------------------------------------------------------------
       ERJ 135                                    -                    2
--------------------------------------------------------------------------------
       ERJ 145                                    6                   46
--------------------------------------------------------------------------------
       EMBRAER 170                                11                46 (1)
--------------------------------------------------------------------------------
       EMBRAER 175                                5                   14
--------------------------------------------------------------------------------
       EMBRAER 190                                10                  12
--------------------------------------------------------------------------------
   Total Airline Market                           32                  120
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Business Jet Market
--------------------------------------------------------------------------------
     Legacy                                      6                   14
--------------------------------------------------------------------------------
   Total Business Jet Market                     6                   14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Defense Market (*)
--------------------------------------------------------------------------------
     EMB 145                                     -                   1
--------------------------------------------------------------------------------
     Legacy                                      2                   6
--------------------------------------------------------------------------------
   Total Defense Market                          2                   7
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Total                                        40                   141
--------------------------------------------------------------------------------
Deliveries identified by parentheses were aircraft delivered under operating leases. (*) Includes only deliveries of aircraft for authority transportation.

                                                                  [Embraer logo]
[News Release letterhead]
--------------------------------------------------------------------------------


Deliveries for the fourth quarter reached 40 aircraft and accumulated deliveries for the year totaled 141 aircraft. Two EMBRAER 190s, which were scheduled to be delivered in December, were delivered in early January and two EMBRAER 170 aircraft, sold by the Defense segment to a state-run airline, had their deliveries rescheduled to 2006 as a result of final negotiations between government authorities.

Embraer expects to deliver 145 Airline, Business and Defense aircraft (including only aircraft for authority transportation) in 2006 and maintains its forecast to deliver 150 aircraft in 2007.

As of December 31, 2005, Embraer's firm order backlog, including the Airline, Business and Defense markets totaled US$ 10.4 billion.

Embraer's order book by product in December 2005 was as follows:

--------------------------------------------------------------------------------
               Aircraft Type       Firm      Options   Deliveries   Firm Order
                                  Orders                             Backlog
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   ERJ 145 Family
--------------------------------------------------------------------------------
    ERJ 135                         123         2         108           15
--------------------------------------------------------------------------------
    ERJ 140                         94         20          74           20
--------------------------------------------------------------------------------
    ERJ 145                         677        157        667           10
--------------------------------------------------------------------------------
   Total ERJ 145 Family             894        179        849           45
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   EMBRAER 170/190 Family
--------------------------------------------------------------------------------
    EMBRAER 170                     198        114         92          106
--------------------------------------------------------------------------------
    EMBRAER 175                     22          -          14           8
--------------------------------------------------------------------------------
    EMBRAER 190                     191        217         12          179
--------------------------------------------------------------------------------
    EMBRAER 195                     29         31          -            29
--------------------------------------------------------------------------------
   Total EMBRAER 170/190 Family     440        362        118          322
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Total                           1334        541        967          367
--------------------------------------------------------------------------------

Note: Order backlog includes orders for the defense segment placed by state-run airlines (Satena and TAME).

                                                                  [Embraer logo]
[News Release letterhead]
--------------------------------------------------------------------------------

Embraer Image Gallery
---------------------

Visit the new Embraer Image Gallery at http://www.embraer.com

Note to Editors
---------------

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is the world's leading manufacturer of Commercial jets up to 110 seats with 36 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Airline, Defense and Business jet markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil's leading exporting companies. As of December 31, 2005, Embraer had a total workforce of 16,953 people, and its firm order backlog totaled US$ 10.4 billion.


IR Contacts
Anna Cecilia Bettencourt
Carlos Eduardo Camargo
Andrea Bottcher
Paulo Ferreira
Phone: +55 12 3927 4404
Fax: +55 12 3922 6070
e-mail: investor.relations@embraer.com.br
        ---------------------------------



--------------------------------------------------------------------------------
This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans and its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.
--------------------------------------------------------------------------------

                                                                  [Embraer logo]
[News Release letterhead]
--------------------------------------------------------------------------------


Attachment:


                               FIRM ORDER BACKLOG
                                December 31, 2005


-------------------------------------- ------------- ----------- ---------------
             Customer                   Firm Orders   Delivered   Firm Orders
                                                                    Backlog
-------------------------------------- ------------- ----------- ---------------
 ERJ 135                                        123         108              15
-------------------------------------- ------------- ----------- ---------------
  American Eagle (USA)                           40          40             -
  British Midland (UK)                            3           3             -
  City Airline AB (Sweden)                        2           2             -
  ExpressJet (USA)                               30          30             -
  Flandre Air (France)                            3           3             -
  Jet Magic (Ireland)                             1           1             -
  Luxair (Luxembourg)                             2           2             -
  Pan Europeenne (France)                         1           1             -
  Proteus (France)                                3           3             -
  Regional Airlines (France)                      3           3             -
  Republic Airways (USA)                         15          15             -
  South Africa Airlink (South Africa)            20           5              15
-------------------------------------- ------------- ----------- ---------------

-------------------------------------- ------------- ----------- ---------------
             Customer                   Firm Orders   Delivered   Firm Orders
                                                                    Backlog
-------------------------------------- ------------- ----------- ---------------
 ERJ 140                                          94          74             20
-------------------------------------- ------------- ----------- ---------------
  American Eagle (USA)                            59          59            -
  Midwest (USA)                                   20         -               20
  Republic Airways (USA)                          15          15            -
-------------------------------------- ------------- ----------- ---------------

                                                                  [Embraer logo]
[News Release letterhead]
--------------------------------------------------------------------------------


-------------------------------------- ------------- ----------- ---------------
             Customer                   Firm Orders   Delivered   Firm Orders
                                                                    Backlog
-------------------------------------- ------------- ----------- ---------------
 ERJ 145                                        677         667              10
-------------------------------------- ------------- ----------- ---------------
  Aerolitoral (Mexico)                            5           5             -
  Air Caraibes (Guadalupe)                        2           2             -
  Alitalia (Italy)                               14          14             -
  American Eagle (USA)                          118         118             -
  Axon (Greece)                                   3           3             -
  British Midland (UK)                            9           9             -
  British Regional Airlines (UK)                 23          23             -
  Brymon (UK)                                     7           7             -
  China Southern (China)                          6           6             -
  China Eastern Jiangsu (China)                   5           3               2
  Cirrus (Germany)                                1           1             -
  ExpressJet (USA)                              245         237               8
  ERA (Spain)                                     2           2             -
  Flandre Air (France)                            5           5             -
  GECAS (PB Air - Thailand)                       2           2             -
  KLM EXEL (Holland)                               2           2             -
  Lot Polish (Poland)                            14          14             -
  Luxair (Luxembourg)                             9           9             -
  Mesa (USA)                                     36          36             -
  Portugalia (Portugal)                           8           8             -
  Proteus (France)                                8           8             -
  Regional (France)                              15          15             -
  Republic Airways (USA)                         60          60             -
  Rheintalflug (Austria)                          3           3             -
  Rio Sul (Brazil)                               16          16             -
  Sichuan (China)                                 5           5             -
  Satena (Columbia)                               3           3             -
  Skyways (Sweden)                                4           4             -
  Swiss (Switzerland)                            25          25             -
  Transtates (USA)                               22          22             -
-------------------------------------- ------------- ----------- ---------------

                                                                  [Embraer logo]
[News Release letterhead]
--------------------------------------------------------------------------------



-------------------------------------- ------------- ----------- ---------------
             Customer                   Firm Orders   Delivered   Firm Orders
                                                                    Backlog
-------------------------------------- ------------- ----------- ---------------
 EMBRAER 170                                    198          92             106
-------------------------------------- ------------- ----------- ---------------
  Alitalia (Italy)                                6           6             -
  Saudi Arabian Airlines (Saudi Arabia)         15           2              13
  Cirrus (Germany)                                1           1             -
  Finnair (Finland)                              10           4               6
  Gecas (USA)                                     8           7               1
  Lot Polish (Poland)                             6           6             -
  Republic Airlines (USA)                        48          37              11
  Swiss (Switzerland)                            15         -                15
  US Airways (USA)                               85          28              57
  Paramount (India)                               2           1               1
  TAME (Ecuador)                                  2         -                 2
-------------------------------------- ------------- ----------- ---------------

-------------------------------------- ------------- ----------- ---------------
             Customer                   Firm Orders   Delivered   Firm Orders
                                                                    Backlog
-------------------------------------- ------------- ----------- ---------------
 EMBRAER 175                                     22          14               8
-------------------------------------- ------------- ----------- ---------------
  Air Canada (Canada)                            15          14               1
  Lot Polish (Poland)                             4         -                 4
  Gecas (USA)                                     3         -                 3
-------------------------------------- ------------- ----------- ---------------

-------------------------------------- ------------- ----------- ---------------
             Customer                   Firm Orders   Delivered   Firm Orders
                                                                    Backlog
-------------------------------------- ------------- ----------- ---------------
 EMBRAER 190                                    191          12             179
-------------------------------------- ------------- ----------- ---------------
  Air Canada (Canada)                            45           3              42
  Copa (Panama)                                  12           2              10
  Finnair (Finland)                               6         -                 6
  Gecas (USA)                                    20         -                20
  JetBlue (USA)                                 101           7              94
  Regional (France)                               6         -                 6
  Tame (Ecuador)                                  1         -                 1
---------------------------------------------------- ----------- ---------------

                                                                  [Embraer logo]
[News Release letterhead]
--------------------------------------------------------------------------------


-------------------------------------- ------------- ----------- ---------------
             Customer                   Firm Orders   Delivered   Firm Orders
                                                                    Backlog
-------------------------------------- ------------- ----------- ---------------
 EMBRAER 195                                     29           -              29
-------------------------------------- ------------- ----------- ---------------
    Flybe (UK)                                   14           -              14
    Swiss (Switzerland)                          15           -              15
-------------------------------------- ------------- ----------- --------------


--------------------------------------------------------------------------------

PRESS OFFICES

Headquarters                North America                                       Europe, Middle East and Africa
------------                -------------                                       ------------------------------

Rosana Dias                 Doug Oliver               Betsy Talton              Stephane Guilbaud          Catherine Fracchia
rosana.dias@embraer.com.br  doliver@embraer.com       btalton@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
Cell: (+55 12) 9724 4929    Cell: (+1 954) 232 9560   Cell: (+1 954) 609 8560   Cell: (+33 6) 7522 8519    Cell: (+33 6) 67523 6903
Phone: (+55 12) 3927 1311   Phone: (+1 954) 359 3414  Phone: (+1 954) 359 3432  Phone: (+33 1) 4938 4455   Phone: (+33 1) 4938 4530
Fax: (+55 12) 3927 2411     Fax: (+1 954) 359 4755    Fax: (+1 954) 359 4755    Fax: (+33 1) 4938 4456     Fax: (+33 1) 4938 4456